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                                                                       Exhibit 7


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

MARKEL CORPORATION and MG                  )
ACQUISITION CORP.,                         )
                                           )
                           Plaintiffs,     )
                                           )        C.A. No. _________
         v.                                )

GRYPHON HOLDINGS INC., STEPHEN A.          )
CRANE, ROBERT M. BAYLIS, FRANKLIN          )
L. DAMON, ROBERT R. DOUGLASS,              )
DAVID H. ELLIOTT, HADLEY C. FORD,          )
RICHARD W. HANSELMAN, GEORGE L.            )
YEAGER, JOHN DORE and JOHN                 )
                                           )
CASTLE,                                    )
                                           )
                           Defendants.     )

                                  COMPLAINT FOR

                        DECLARATORY AND INJUNCTIVE RELIEF

         Markel Corporation ("Markel") and MG Acquisition Corp. ("Purchaser," together with Markel, "Plaintiffs") for their complaint against defendants Gryphon Holdings Inc. (the "Company" or "Gryphon"), Stephen A. Crane, Robert M. Baylis, Franklin L. Damon, Robert R. Douglass, David H. Elliott, Hadley C. Ford, Richard W. Hanselman, George L. Yeager, John Dore and John Castle

("Defendants") allege, through their attorneys, as follows:

                              Nature of the Action

         1. Markel and Purchaser bring this action against Gryphon and the members of Gryphon's Board of Directors (the "Board" or the "Individual Defendants") for injunctive and declaratory relief to prevent the Individual Defendants from interfering with the ability of Gryphon's stockholders to realize the substantial benefits offered by a proposed combination of Markel and Gryphon.


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         2. Over the last several years, soft market conditions have predominated in the insurance industry. As a result, financial size and quality of service are increasingly important for insurance companies to survive as stand-alone entities. Markel's presence as a market leader in the specialty insurance industry and its superior historical financial results would make Markel an ideal merger partner for Gryphon.

         3. In order to realize these substantial benefits, on September 1, 1998, Markel sent a letter to Gryphon indicating an interest in a possible business combination. This interest came to a head on October 1, 1998, when Markel delivered to Gryphon a letter proposing a merger of the two companies, pursuant to which each outstanding share of the common stock of the Company, par value $.01 per share (the "Common Stock") would be converted into the right to receive $18.00 in cash.

         4. Having received only a noncommittal response to its overture, on October 20, 1998, Purchaser commenced a fully-financed, non-coercive, non-discriminatory offer to purchase all outstanding shares of Common Stock not owned by Markel or its affiliates at a price per share of $18.00 in cash (the "Tender Offer"). In the event that a holder of the Gryphon Series A 4% Cumulative Convertible Preferred Stock wishes to tender, such holder must first convert the preferred shares into shares of Common Stock and then tender the resulting common shares into the offer. The Tender Offer is conditioned upon (i) the receipt of regulatory approval, (ii) redemption of the Rights (as defined herein), (iii) approval pursuant to Section 203 of the General Corporation Law of the State of Delaware (the "General Corporation Law") by the Board and (iv) the tender of a minimum number of shares of Common Stock. The Tender Offer is the initial step in a two-step transaction pursuant to which Purchaser proposes to acquire all of the outstanding shares of the Common Stock. If successful, the Tender Offer will be followed by a merger or similar business

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combination with Purchaser (the "Proposed Merger," and together with the Tender
Offer, the "Proposed Acquisition"). Pursuant to the Proposed Merger, it is currently anticipated that each then outstanding share of Common Stock (other than shares owned by Markel or any of its subsidiaries, shares held in the treasury of Gryphon or shares as to which appraisal rights are perfected) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

         5. Based on the closing trading price for the Common Stock on September 30, 1998, the last day before public announcement of the Proposed Acquisition, Gryphon stockholders would receive a 29% premium for their stock. The offer price also represents a 55% premium over the trading price on the day before Markel first sent a letter to the Board making an offer, as set forth more fully below.

         6. The Proposed Acquisition represents a unique and compelling opportunity to enhance value for both sets of stockholders. However, Gryphon has available various defensive measures -- including, but not limited to, a stockholder rights plan (the "Poison Pill"), the Delaware Business Combination Statute, 8 Del. C. ss. 203 ("Section 203"), a classified board and a provision in the Gryphon certificate of incorporation which prohibits the stockholders of Gryphon from taking action by written consent in lieu of a meeting -- which may be used to block the Proposed Acquisition and to deprive the Gryphon stockholders of their fundamental rights as owners of the Company.

         7. Upon information and belief, Defendants will attempt to prevent the successful completion of the Proposed Acquisition and the concomitant benefits to the Gryphon stockholders by coercively and improperly wielding their various anti-takeover devices. Unless prevented from doing so by this Court, the Proposed Acquisition's value to the Gryphon stockholders may be forever lost.

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         8. Given the nature of the Proposed Acquisition and its substantial value to Gryphon's stockholders, the Board should not be allowed to deprive the stockholders of Gryphon of the opportunity to decide upon the merits of the Proposed Acquisition for themselves. Use of Gryphon's anti-takeover devices or other defensive measures against the Proposed Acquisition represents an unreasonable response to the Proposed Acquisition in violation of the fiduciary duties owed by the members of the Board to Gryphon's stockholders.

                                   The Parties

         9. Markel is a Virginia corporation with its principal place of business in Glen Allen, Virginia. Markel is an insurance holding company which writes specialty insurance products and programs for a variety of niche markets through its insurance subsidiaries, which have over 800 employees. Markel competes in two distinct areas of the specialty insurance markets: the excess and surplus line segment ("E&S") and the specialty admitted segment. The E&S market focuses on hard to place risks and risks that admitted insurers specifically refuse to write. Markel is the fifth largest domestic E&S writer in the United States. The specialty admitted market represents almost 2% of the entire property and casualty industry. When Markel went public in 1986, the company had assets of just over $50 million and the stock was offered at $10 a share. Today, Markel has assets of over $1.5 billion, and the stock is currently trading at over $130 per share. This success has been achieved through a combination of the growth of existing businesses and acquisitions. Markel is the beneficial owner of 791,150 shares of Common Stock, which constitutes approximately 11.7% of the outstanding Common Stock.

         10. Purchaser is a Delaware corporation which is a newly formed, wholly-owned subsidiary of Markel. Purchaser is the beneficial owner of 100 shares of Common Stock.

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         11. Defendant Gryphon is a Delaware corporation with its principal place of business in New York, New York. Gryphon is a holding company that operates through its main subsidiary, Gryphon Insurance Group, as a specialty property and casualty underwriting organization. Gryphon has three wholly-owned insurance company subsidiaries, Associated International Insurance Company, a California domiciled insurance corporation, Calvert Insurance Company, a Pennsylvania domiciled insurance corporation and The First Reinsurance Company of Hartford, a Connecticut domiciled insurance corporation. Gryphon has developed expertise in lines of insurance typically not emphasized by standard lines of insurers, including architects' and engineers' professional liability, difference in conditions (primarily earthquake coverage), and various other specialty coverages and focuses on providing coverage for small to medium-sized insureds.

         12. Hadley C. Ford is Chairman of the Board and a director of Gryphon and has served in those positions since September 1993. Stephen A. Crane has served as President, Chief Executive Officer and a director of Gryphon since September of 1993.

         13. Robert A. Baylis, Franklin L. Damon, Robert R. Douglass, David H. Elliott, Richard W. Hanselman, George L. Yeager, John Dore and John Castle are directors of Gryphon and have been directors at all times relevant to this action.

                                 The Poison Pill

         14. In June 1995, the Board adopted a Poison Pill without seeking or obtaining stockholder approval. Pursuant to the Poison Pill, the Board declared a dividend of one right for each share of Common Stock outstanding (the "Rights"). Each Right entitles the holder to purchase one one-hundredth of a share of Junior Participating Cumulative Preferred Stock at a price of $50 per unit, subject to adjustment in certain circumstances.

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         15. The Poison Pill is designed to thwart through two mechanisms any acquisition of Gryphon that does not have the approval of the Board. First, under the "flip-in" provision, if a person or group (an "Acquiring Person") acquires a specified percentage of the Common Stock, the Rights would entitle a holder (other than the Acquiring Person or certain affiliates, associates or transferees) to buy shares of the Common Stock having a market value of $100 for only $50. Second, under the "flip-over" provision, if the Company were subsequently involved in a merger or other business combination with an Acquiring Person (or any other person if all holders of Common Stock are not treated alike), the Rights would entitle a holder (other than the Acquiring Person or certain affiliates, associates or transferees) to buy shares of common stock of the acquiring corporation having a market value of $100 for only $50. The Poison Pill provides that at any time prior to the time that any person becomes an Acquiring Person, the Board has the power to redeem the Rights at the price of $0.001 per Right.

                          The Board Lowers the Trigger

         16. Without giving advance notice to stockholders, on July 28, 1998, the Board took certain action related to the Poison Pill. Initially, the Board would have amended the Poison Pill to lower the threshold for the definition of an Acquiring Person from beneficial ownership of 20% or more of the shares of Common Stock to beneficial ownership of 10% or more of the shares of Common Stock (the "Initial Board Action"). Later that day, after reviewing the Amendment No. 2 to Schedule 13D filed by Markel, the Board "revised the implementation" of the Poison Pill (the "Rights Amendment"). Pursuant to the Rights Amendment, the definition of an Acquiring Person is as follows:

                  "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person,

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                  shall be the Beneficial Owner (as such term is hereinafter defined) of the percentage of Common Shares (the "Acquiring Person Percentage") equal to or greater than the lesser of (A) 20% of the Common Shares then outstanding or (B) the greater of (x) 10% of the Common Shares then outstanding or (y) the percentage of the Common Shares then outstanding equal to the number of Common Shares Beneficially Owned as of 4:30 p.m. New York time on July 28, 1998 by the Person Beneficially Owning the largest number of Common Shares as of such date and time divided by the Common Shares outstanding as of such date and time, but shall not include ... any Person who would otherwise be an "Acquiring Person" but for the good faith determination by the Board of Directors of the Company that such Person has become an "Acquiring Person" inadvertently, provided that such Person together with its Affiliates and Associates divest themselves as promptly as practicable of beneficial ownership of a sufficient number of Common Shares so that such Person together with its Affiliates and Associates beneficially own a percentage of the Common Shares then outstanding less than the Acquiring Person Percentage.

         17. Under this language, the Board may contend that Markel is an Acquiring Person in light of the fact that Markel, as the largest single shareholder of Gryphon at 4:30 p.m. on July 28, 1998, is "the Beneficial Owner
 ... of the percentage of Common Shares ... equal to ... the percentage of the Common Shares then outstanding equal to the number of Common Shares Beneficially Owned as of 4:30 p.m. New York time on July 28, 1998 by the Person Beneficially Owning the largest number of Common Shares as of such date and time divided by the Common Shares outstanding as of such date and time."

         18. The language of other provisions of the Rights Amendment and the language of the press release which was issued at the time of the Rights Amendment seem to indicate that the Board did not intend, in amending the definition of "Acquiring Person," to have Markel be deemed to be an Acquiring Person at its present level of ownership. The failure of the Company to take any action in the last two months asserting that Markel is an Acquiring Person has supported that impression.

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         19. Markel's counsel had conversations with Gryphon's counsel on
October 2 and 6, 1998, seeking to confirm that Markel is not an Acquiring Person and was told during the latter conversation that the Company's counsel agreed with Markel's counsel that the Board has the power under the Poison Pill to correct the uncertainty created by the language of the Rights Amendment. However, the Board has taken no such action during the last two weeks.

         20. The language of the Poison Pill provides that even after any person or group of persons becomes an Acquiring Person, the provisions of the Poison Pill may be amended by the Board in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained in the Pill which may be defective or inconsistent with any other provision therein, or (iii) to change or supplant or make any other provisions in regard to matters or questions arising under the Pill which the Company and the Rights Agent may deem necessary or desirable, which shall not adversely affect the interests of the holders of Rights (other than an Acquiring Person). The language of the July 28, 1998 definition of Acquiring Person is inconsistent with other provisions of the Rights Amendment and the Board should have amended the Poison Pill to correct this inconsistency.

         21. Even if the members of the Board did not correct their drafting mistake, they could also have made a good faith determination that if Markel became an Acquiring Person, it did so inadvertently and allowed Markel to divest itself of some shares to fall below the trigger percentage. That good faith determination should not have been difficult to make in light of the fact that the Board's own actions caused the problem.

         22. The Poison Pill effectively allows the Board unilaterally to block acquisitions by third parties, even those, such as the Proposed Acquisition, which nevertheless provide substantial benefits to Gryphon's stockholders. Triggering of the Rights would substantially dilute the holdings of Markel and make the Proposed Acquisition prohibitively expensive. Accordingly, the Proposed

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Acquisition cannot be completed unless the Board redeems the Rights or amends the Poison Pill to make it inapplicable to the Proposed Acquisition. Failure to take such actions serves only to entrench the Individual Defendants and prevents the Gryphon stockholders from deciding upon the merits of the Proposed Acquisition for themselves. Upon information and belief, the Board does not intend to redeem the Rights or amend the Poison Pill to accommodate the Proposed Acquisition.

                         Markel's Attempts to Negotiate

         23. On September 1, 1998, Markel sent a letter to the Board making a proposal to acquire all of the issued and outstanding shares of Common Stock in a merger transaction. Pursuant to the proposal, each outstanding share of Common Stock would have been converted into the right to receive total consideration of $18.00, consisting of $15.50 in cash and $2.50 in notes, subject to possible offset for adverse developments. The offer price represented a premium of approximately 55% over the closing trading price on August 31, 1998. Apparently in response to this overture, the trading price increased by more than $3 during the next two days.

         24. A couple of weeks later, Markel finally received a response. On September 16, 1998, representatives of Markel met with Messrs. Crane and Ford to discuss Markel's objectives.

         25. Two days later, Markel was presented with a draft confidentiality and standstill agreement which would have required Markel to agree that it would not, for up to two years, make any offers to shareholders, seek any proxies from shareholders of the Company or generally take any steps which Markel felt might be necessary to maximize value for shareholders, in each case without the specific consent of the Board.

         26. In response, Markel sent a proposed confidentiality and standstill agreement which would have restricted Markel from acquiring additional shares of Common Stock for a six-month period, with earlier termination in the event that Gryphon received or solicited overtures from other bidders.

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         27. Markel's proposed confidentiality and standstill agreement was rejected within minutes.

                                The $18.00 Offer

         28. On October 1, 1998, Markel sent a letter to the Board proposing an unconditional cash merger offer of $18.00 per share, subject only to required regulatory and stockholder approval, redemption of the Rights and execution of definitive documentation. The October 1 letter also stated that Markel "would be willing to enhance this offer if you can establish that additional value is warranted" and noted that Markel would be willing to enter into a reasonable confidentiality agreement to achieve that objective.

         29. In response, Mr. Crane sent a letter to Steven A. Markel, Vice-Chairman of Markel, indicating that the Board "had not yet determined to take any definitive course of action with respect to a sale of the Company" and reiterating the demand that Markel sign Gryphon's unreasonable form of confidentiality and standstill agreement.

         30. On October 6, 1998, Markel sent a draft merger agreement to Gryphon's advisors and made it clear that Markel was prepared to discuss any of the provisions of the agreement. Gryphon's advisors reacted negatively to the draft merger agreement, but refused to provide specific comments and suggestions, saying that they had not been authorized by the Board to do so.

         31. On October 14, 1998, Markel sent a revised draft merger agreement to the Board with a letter asking once again that the Board "determine whether or not you wish to pursue a negotiated transaction."

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         32. Having received no response to the October 14 letter or the draft merger agreement, on October 20, 1998, Purchaser commenced the Tender Offer.

                      Delaware Business Combination Statute

         33. Section 203 of the General Corporation Law, entitled "Business Combinations with Interested Stockholders" applies to any Delaware corporation that has not opted out of the statute's coverage. Gryphon has not opted out of the statute's coverage.

         34. Section 203 was designed to impede coercive and inadequate tender and exchange offers. Section 203 provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after the interested stockholder becomes such, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

         35. Application of Section 203 to the Proposed Acquisition, which is neither coercive nor inadequate, would delay the Proposed Merger for at least three years. Accordingly, three years of the synergies of the proposed Markel-Gryphon combination will forever be lost. Additionally, any number of events could occur within those three years which would prevent the Proposed Merger altogether.

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         36. Upon information and belief, the Board intends to refuse to exempt the Proposed Acquisition from the restrictions of Section 203. Because a refusal would constitute a breach of fiduciary duty by the members of the Board --
Section 203 should not be used by the Board to obstruct the Proposed Acquisition, which is non-coercive and non-discriminatory, offers Gryphon's stockholders a substantial premium for their shares, and poses no threat to the interests of Gryphon's stockholders or Gryphon's corporate policy and effectiveness.

                               DECLARATORY RELIEF

         37. The Court may grant the declaratory relief sought herein pursuant to 10 Del. C. ss. 6501. Gryphon's unwillingness (i) to redeem the Rights, (ii) to amend the Poison Pill to make it inapplicable to the Proposed Acquisition,
(iii) to clarify that Markel is not an Acquiring Person, (iv) to make a good faith determination that if Markel became an Acquiring Person, it did so through inadvertence, and (v) to approve the Proposed Acquisition for purposes of
Section 203 demonstrates that there is a substantial controversy between the parties. Moreover, utilization of these and other anti-takeover devices will interfere with the Proposed Acquisition. In addition, in the event that Markel has become an Acquiring Person through no action of its own, it will suffer substantial dilution of its interest in Gryphon, regardless of whether Markel and Purchaser proceed with the Proposed Acquisition.

         38. The granting of the requested declaratory relief will serve the public interest by affording relief from uncertainty and by avoiding delay and will conserve judicial resources by avoiding piecemeal litigation.

                               IRREPARABLE INJURY

         39. Gryphon's unwillingness (i) to redeem the Rights, (ii) to amend the Poison Pill to make it inapplicable to the Proposed Acquisition, (iii) to clarify that Markel is not an Acquiring

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Person, (iv) to make a good faith determination that if Markel became an
Acquiring Person, it did so through inadvertence and (v) to approve the Proposed Acquisition for purposes of Section 203 will hinder and potentially prevent Markel and Purchaser from proceeding with the Proposed Acquisition. Should that occur, Markel and Purchaser will have lost the unique opportunity to acquire Gryphon. Furthermore, regardless of whether Markel and Purchaser proceed with the Proposed Acquisition, in the event that Markel has become an Acquiring Person as a result solely of the Board's own action, Markel will suffer substantial dilution of its interest in Gryphon. Plaintiffs' resulting injury will not be compensable in money damages and Plaintiffs have no adequate remedy at law.

                                     COUNT I

              (Declaratory and Injunctive Relief: The Poison Pill)

         40. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 39 as if fully set forth herein.

         41. The Individual Defendants stand in a fiduciary relationship with Plaintiffs. As fiduciaries, the Individual Defendants owe Plaintiffs the highest duties of care, loyalty and good faith.

         42. The Proposed Acquisition is non-coercive and non-discriminatory; it is fair to Gryphon stockholders; it poses no threat to Gryphon's corporate policy and effectiveness; and it represents a 29% premium over the market price of the Common Stock prior to the public announcement of the Proposed Acquisition and a 55% premium over the market price of the Common Stock prior to the time when Markel first sent a letter to the Board proposing a transaction.

         43. The Board may contend that the adoption by the Board of the Rights Amendment caused Markel to be considered an Acquiring Person under the Poison Pill. If so, Markel and

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Purchaser may collectively be considered an Acquiring Person under the definition of the Poison Pill and the Board may therefore have caused a triggering event under the Poison Pill. Regardless of whether Plaintiffs proceed with the Proposed Acquisition, a triggering of the Rights solely as a result of the Board's action would cause substantial dilution of Markel's interest in Gryphon and thereby impose present economic harm on Markel. In the event that Plaintiffs elect to proceed with the Proposed Acquisition, the practical effect of this triggering event is to make any attempt by them to acquire Gryphon prohibitively expensive.

         44. Amending the Poison Pill and thus possibly causing the Poison Pill to be triggered was not -- as indeed, it could not have been -- proportionate to any threat posed by, or within the range of reasonable responses to the simple acquisition by Markel of only 11.7% of the stock of Gryphon. Such an action would constitute an unprecedented attempt by a company to cause the dilution feature of a poison pill to be triggered based on a stockholder's prior acquisition of stock which, at the time, did not trigger such dilution. Moreover, refusal by the Board to redeem the Rights or to amend the Poison Pill to make it inapplicable to the Proposed Acquisition is not, and could not have been, proportionate to any threat posed by, or within the range of reasonable responses to, the Proposed Acquisition. In addition, the Board's failure to consider the possibility that the Initial Board Action and the adoption of the Rights Amendment could cause a triggering event under the Poison Pill was a breach of the duty of care. In the event that the Board intentionally amended the Pill to attempt to cause Markel to be deemed an Acquiring Person, that coercive use of the Poison Pill constituted a breach of the duty of loyalty. Once the members of the Board became aware of their error and failed either to amend the Poison Pill to correct their mistake or make a good faith determination that if Markel had become an Acquiring Person, it did so through inadvertence, that failure to act was a breach of the duty of loyalty.

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         45. Plaintiffs seek (i) a declaration that the Initial Board Action and the adoption of the Rights Amendment constituted a breach of fiduciary duty,
(ii) a declaration that failure to redeem the Rights or to amend the Poison Pill to make it inapplicable to the Proposed Acquisition is a breach of fiduciary duty, (iii) a declaration that the failure of the members of the Board either to
(a) correct their mistake or (b) make a good faith determination that if Markel had become an Acquiring Person, it did so through inadvertence, was a breach of fiduciary duty, (iv) an order invalidating the Rights Amendment and/or compelling Gryphon to amend the Poison Pill to correct the Board's mistake, make a good faith determination that if Markel became an Acquiring Person, it did so through inadvertence or clarify that Markel is not an Acquiring Person and enjoining Gryphon from enforcing the provisions of the Rights Amendment, and (v) an injunction compelling Gryphon and the Individual Defendants to redeem the Rights or amend the Poison Pill to make it inapplicable to the Proposed Acquisition.

         46. Plaintiffs have no adequate remedy at law.

                                    COUNT II

           (Declaratory and Injunctive Relief: Anti-Takeover Devices)

         47. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 46 as if fully set forth herein.

         48. The Individual Defendants stand in a fiduciary relationship with Plaintiffs. As fiduciaries, the Individual Defendants owe Plaintiffs the highest duties of care, loyalty and good faith.

         49. The Proposed Acquisition is non-coercive and non-discriminatory; it is fair to Gryphon stockholders; it poses no threat to Gryphon's corporate policy and effectiveness; and it represents a 29% premium over the market price of the Common Stock prior to the public

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announcement of the Proposed Acquisition and a 55% premium over the trading price on the day before Markel first sent a letter to the Board making an offer.

         50. Adoption of any defensive measures against the Proposed Acquisition
- -- including, but not limited to, amendments to the Poison Pill, amendments to by-laws, alternative transactions with substantial break-up fees and/or lock-ups, friendly stock issuances, or executive compensation arrangements with substantial payments triggered by a change in control -- that would have the effect of impeding the Proposed Acquisition or that would prevent a future board of directors from exercising its fiduciary duties would itself be a violation of the Individual Defendants' fiduciary duties to Gryphon's stockholders.

         51. In addition, the certificate of incorporation of Gryphon prohibits the stockholders of Gryphon from taking action by written consent in lieu of a meeting. Plaintiffs and the other stockholders of Gryphon will have no opportunity to remove any impediments put in place by the Board to entrench themselves or otherwise express their displeasure with the Board prior to the next annual meeting which may not take place until next May.

         52. Plaintiffs seek (i) a declaration that the adoption of any defensive measure by the Board which has the effect of impeding, thwarting, frustrating or interfering with the Proposed Acquisition is a breach of fiduciary duty and (ii) an injunction prohibiting Gryphon and the Individual Defendants from adopting any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Proposed Acquisition.

         53. Plaintiffs have no adequate remedy at law.

                                    COUNT III

                (Declaratory and Injunctive Relief: Section 203)

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         54. Plaintiffs repeat and reallege each and every allegation of paragraphs 1 through 53 as if fully set forth herein.

         55. The Individual Defendants stand in a fiduciary relationship with Plaintiffs. As fiduciaries, the Individual Defendants owe Plaintiffs the highest duties of care, loyalty and good faith.

         56. The Proposed Acquisition is non-coercive and non-discriminatory; it is fair to Gryphon stockholders; it poses no threat to Gryphon's corporate policy and effectiveness; and it represents a substantial premium over the market price of the Common Stock prior to the public announcement of the Proposed Acquisition.

         57. Pursuant to Section 203, the Individual Defendants can render the statute inapplicable to the Proposed Acquisition by approving the Proposed Acquisition. As a result of the facts alleged herein, the Individual Defendants' failure to approve the Proposed Acquisition and to take any other steps necessary to render Section 203 inapplicable, constitutes a breach of fiduciary duty.

         58. Plaintiffs seek (i) a declaration that the Individual Defendants have breached their fiduciary duties by not rendering Section 203 inapplicable to the Proposed Acquisition and (ii) an injunction compelling Gryphon and the Individual Defendants to render Section 203 inapplicable to the Proposed Acquisition by approving the Proposed Acquisition.

         59. Plaintiffs have no adequate remedy at law.

         WHEREFORE, Markel and Purchaser respectfully request that this Court enter an order:

         a. declaring that the Rights Amendment is invalid and that the taking of the Initial Board Action and the adoption of the Rights Amendment constituted a breach of fiduciary duty by the Individual Defendants and violated Delaware law;

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         b. declaring that the failure of the members of the Board either to (1)
correct their mistake in adopting the Rights Amendment or (2) make a good faith determination that if Markel had become an Acquiring Person, it did so through inadvertence, was a breach of fiduciary duty;

         c. compelling Gryphon to amend the Poison Pill to correct the Board's mistake, make a good faith determination that if Markel became an Acquiring Person, it did so through inadvertence or clarify that Markel is not an Acquiring Person and enjoining Gryphon from enforcing the Rights Amendment;

         d. declaring that failure to redeem the Rights or to amend the Poison Pill to make it inapplicable to the Proposed Acquisition and to render Section 203 inapplicable to the Proposed Acquisition constitutes a breach of the Individual Defendants' fiduciary duties;

         e. compelling Gryphon and the Individual Defendants to redeem the Rights associated with the Poison Pill or amend the Poison Pill to make it inapplicable to the Proposed Acquisition;

         f. declaring that the adoption of any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Proposed Acquisition constitutes a breach of the Individual Defendants' fiduciary duties;

         g. enjoining Gryphon and the Individual Defendants from adopting any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Proposed Acquisition;

         h. compelling Gryphon and the Individual Defendants to approve the Proposed Acquisition for the purposes of Section 203;

         i. temporarily, preliminarily and permanently enjoining Gryphon, its employees, agents and all persons acting on its behalf or in concert with it from taking any action with respect

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



to the Poison Pill, except to amend the Poison Pill to correct the Board's mistake, make a good faith determination that if Markel became an Acquiring Person, it did so through inadvertence, clarify that Markel is not an Acquiring Person, redeem the Rights or amend the Poison Pill to make it inapplicable to the Proposed Acquisition and from adopting any other Rights Plan or other measures, or taking any other action designed to impede, or which has the effect of impeding, the Proposed Acquisition or the efforts of Markel to acquire control of Gryphon;

         j. temporarily, preliminarily and permanently enjoining Defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Poison Pill or Section 203 in any other court;

         k. awarding Plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

         l. granting Plaintiffs such other and further relief as this Court may deem just and proper.

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


Of Counsel:
                                                      R. Franklin Balotti
David H. Pankey                                       Anne C. Foster
McGuire, Woods, Battle                                Peter B. Ladig
   & Boothe LLP                                       Richards, Layton & Finger
The Army and Navy Club Building                       One Rodney Square
1627 Eye Street, N.W.                                 P.O. Box 551
Washington, D.C.  20006-4007                          Wilmington, DE  19801
(202) 857-1700                                        (302) 658-6541
                                                        Attorneys for Plaintiffs

Thomas E. Spahn
Charles W. McIntyre, Jr.
McGuire, Woods, Battle
   & Boothe LLP
One James Center
901 East Cary Street
Richmond, VA 23219
(804) 775-1000

Dated:  October 20, 1998

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